UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 05 November 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X





HARMONY

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228

RESULTS
FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2015

KEY FEATURES

- 17% increase in SA underground gold production
- 8% increase in underground recovered grade
- Restructuring yielding results
- SA operations are profitable
- We are on track to meet our FY16 guidance
- Excellent drilling results at Kili Teke
- Golpu's feasibility results to be completed December 2015



Q1 FY16

		Quarter Sep-15	Quarter Jun-15	Q-on-Q variance %
Gold produced	– kg	**8 752**	7 977	10
	– oz	**281 385**	256 465	10
Cash operating costs	– R/kg	**384 810**	389 671	1
	– US$/oz	**921**	1 003	8
Gold sold	– kg	**8 743**	8 321	5
	– oz	**281 094**	267 523	5
Underground grade	– g/t	**4.99**	4.61	8
Total costs and capital	– R/kg	**443 730**	465 923	5
	– US$/oz	**1 062**	1 200	12
All-in sustaining costs	– R/kg	**466 061**	478 746	3
	– US$/oz	**1 115**	1 233	10
Gold price received	– R/kg	**473 567**	463 910	2
	– US$/oz	**1 133**	1 195	(5)
Production profit	– R million	**701**	627	12
	– US$ million	**54**	52	4
Basic loss per share	– SAc/s	**(120)**	(725)	83
	– USc/s	**(9)**	(60)	85
Headline earnings/(loss)	– Rm	**(523)**	191	>(100)
	– US$m	**(40)**	16	>(100)
Headline earnings/(loss) per share	– SAc/s	**(120)**	44	>(100)
	– USc/s	**(9)**	4	>(100)
Exchange rate	– R/US$	**13.00**	12.08	8

FORWARD-LOOKING STATEMENTS

PRIVATE SECURITIES LITIGATION REFORM ACT

Safe Harbour Statement

This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report and the Form 20-F filed with the United States' Securities and Exchange Commission for the financial year ended 30 June 2015 are available on our website at **http://www.harmony.co.za/investors/reporting/annual-reports**.

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: **www.harmony.co.za**

DIRECTORS

P T Motsepe* *Chairman*
M Motloba*^ *Deputy chairman*
G P Briggs *Chief executive officer*
F Abbott *Financial director*
H E Mashego *Executive director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
[1] Mozambican

INVESTOR RELATIONS TEAM

Email: HarmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

COMPANY SECRETARY

Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za

SOUTH AFRICAN SHARE TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za

ADR[2] DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

[2] ADR: American Depository Receipts

SPONSOR

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1

REGISTRATION NUMBER

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

These competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

- **Resources and reserves of South Africa:**

Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 20 years' relevant experience, is registered with the South African Council for Natural Scientific Professions (SACNASP) and is a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is Harmony's Lead Competent Person.

- **Resources and reserves of Papua New Guinea:**

Gregory Job, BSc, MSc, who has 27 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

For more information on Harmony's reserves and resources as at 30 June 2015, please refer to https://www.harmony.co.za/investors/reporting/annual-reports

Mineral resource and reserve information as at 30 June 2015 has not changed.

CONTENTS

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 September 2015	436 187 133
Issued ordinary share capital at 30 June 2015	436 187 133
MARKET CAPITALISATION	
At 30 September 2015 (ZARm)	3 764
At 30 September 2015 (US$m)	272
At 30 June 2015 (ZARm)	6 800
At 30 June 2015 (US$m)	560
HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 October 2014 – 30 September 2015) for ordinary shares	15.99
12-month low (1 October 2014 – 30 September 2015) for ordinary shares	8.40
12-month high (1 October 2014 – 30 September 2015) for ADRs	1.34
12-month low (1 October 2014 – 30 September 2015) for ADRs	0.60
FREE FLOAT	100%
ADR RATIO	1:1
JSE LIMITED	HAR
Range for quarter (1 July 2015 – 30 September 2015 closing prices)	R15.99 – R8.40
Average daily volume for the quarter (1 July 2015 – 30 September 2015)	2,196,866 shares
Range for quarter (1 April 2015 – 30 June 2015 closing prices)	R24.34 – R15.59
Average daily volume for the quarter (1 April 2015 – 30 June 2015)	1,677,721 shares
NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for quarter (1 July 2015 – 30 September 2015 closing prices)	US$1.34 – US$0.60
Average daily volume for the quarter (1 July 2015 – 30 September 2015)	3,565,559 shares
Range for quarter (1 April 2015 – 30 June 2015 closing prices)	US$2.07 – US$1.31
Average daily volume for the quarter (1 April 2015 – 30 June 2015)	2,212,229 shares
INVESTORS' CALENDAR	
Q1 FY16 presentation (webcast and conference calls only)	5 November 2015
Annual General Meeting	23 November 2015
Q2 FY16 live presentation from Johannesburg	4 February 2016
Q3 FY16 presentation (webcast and conference calls only)	9 May 2016
Q4 FY16 live presentation from Johannesburg	17 August 2016

During the first quarter of financial year 2016, we saw the benefits of restructuring and optimising our operations. Gold produced by our underground South African operations increased by 17%, with an 8% increase in recovered grade. A further increase in gold production is expected in the second quarter.

Higher production during the quarter assisted in maintaining our solid balance sheet. The strong cash flows generated from our operations allows us to fund our capital expenditure and the Golpu project in Papua New Guinea.

Harmony is well-positioned to benefit from higher gold prices at an all-in sustaining cost of R434 829/kg (US$1 040/oz) at our South African underground operations. We believe the gold price will remain flat in the medium term. In the long term, we may see an increase in the gold price, as gold has a long history as an investment tool and a store of value. It remains a fairly secure investment and while the price may fluctuate, gold will always be in demand in some form.

SAFETY

At Harmony, the safety and health of our employees and contractors is not only a moral imperative but essential for creating a sustainable, responsible business. Safety, one of our five values, is a key priority. Without a safe and healthy workforce, we cannot be productive and profitable. We aim to eliminate and prevent all fatalities and work-related injuries and illnesses by promoting a culture that gives priority to health and safety.

We aspire to zero harm. To achieve this goal, continuous improvement in our safety performance is required. It is with great sadness that I report the loss of the lives of four of our colleagues. They were: Pheelo William Ramohlokoane (security officer at Target), Ezekiel Nonkevu (tramming supervisor at Kusasalethu), Cancel Nurse Malungane (engineering assistant at Joel) and Piwas Kesa (truck driver, Hidden Valley).

OPERATIONAL RESULTS

Quarter on quarter total gold production increased by 10% to 8 752 kilograms (281 385oz), largely due to an 8% improvement in underground tonnes milled and an 8% improvement in the underground recovered grade.

Gold production increased at the following operations when compared to the June 2015 quarter:

- Bambanani (+170kg)(+5 466oz): recorded a 22% increase in gold production, due to a 13% increase in recovered grade and an 8% increase in tonnes milled
- Masimong (+196kg)(+6 302oz): a 24% increase in tonnes milled, combined with an 11% increase in recovered grade, resulted in a 37% increase in gold production
- Kusasalethu (+105kg)(+3 376oz): following the restructuring of the mine, its recovered grade increased by 15%, resulting in a 11% increase in gold produced
- Phakisa (+252kg)(+8 102oz): kilograms produced increased by 35%, due to a 16% increase in tonnes milled combined with a 16% increase in the recovered grade
- Target 1 (+61kg)(+1 962oz): the recovered grade increased by 9% and gold production by 6%
- Tshepong (+198kg)(+6 366oz): an 18% increase in kilograms produced was as a result of an 11% increase in tonnes milled and a 6% increase in recovered grade
- Unisel (+117kg)(+3 762oz): a 14% increase in recovered grade and a 17% increase in tonnes milled, resulted in a 33% increase in gold produced
- Dumps (+51kg)(+1 640oz): gold production was 26% higher, due to a 19% increase in recovered grade and a 4% increase in tonnes milled.

Hidden Valley had a very disappointing production quarter. The operation was suspended due to the fatality in July 2015 and lost 33 production days as a result. An investigation was completed and all critical controls for high-risk tasks were identified and reviewed. As a result of this event, production decreased significantly in the September 2015 quarter, with lower gold grades and recoveries reflecting the processing of stockpile material once operations recommenced. Following the fatality, all pre-stripping activities at Hidden Valley stage 5 have been deferred.

Overall, the increase in Harmony's total gold production resulted in a 12% increase in production profit and a 7% increase in revenue quarter on quarter. Higher production was supported by a 2% increase in the rand gold price. The rand gold price received increased from R463 910/kg in the June 2015 quarter to R473 567/kg, due to an 8% weakening of the rand against the dollar. During the September 2015 quarter the US dollar gold price received decreased by 5% to US$1 133/oz (Jun 15: US$1 195/oz).

Quarter on quarter, the cash operating costs for the September 2015 quarter increased by 8% or R260 million (1% or US$2 million), due to an increase in labour and electricity costs (winter tariffs). Operational capital expenditure for the September 2015 quarter decreased by 15% to R516 million (21% to US$40 million). All-in sustaining costs for all operations decreased by 3% to R466 061/kg in the September 2015 quarter, compared to R478 746/kg in the June 2015 quarter (decreased 10% from US$1 233/oz to US$1 115/oz), while our total South African operations' all-in sustaining costs decreased by 7% to R436 751/kg (14% to US$1 045/oz).

FINANCIAL RESULTS

Revenue

Revenue increased by 7% as a result of the 5% increase in gold sold to 8 743kg and a 2% increase in the average gold price received at R473 567/kg (decrease of 5% to US$1 133/oz) in the September 2015 quarter. At the South African operations, revenue increased by 13% to R4 billion (increase by 5% to US$306 million).

Production costs

Production costs increased by 6% to R3.4 billion (decrease by 1% to US$265 million) in the September 2015 quarter. The increase is mainly due to the increase in electricity costs (due to two months of higher winter tariffs) and an increase in labour costs from 1 July 2015.

Other expenses – net

The increase to R443 million (US$34 million) in the September 2015 quarter is mainly due to the foreign exchange translation loss of R426 million (US$33 million) recorded on the US$ borrowings. The rand weakened from US$/R12.16 at 30 June 2015 to US$/R13.87 at 30 September 2015.

Loss per share

The loss per share of 120 SA cents (9 US cents) for the September 2015 quarter reduced from the loss per share of 725 SA cents (60 US cents) for the June 2015 quarter. If it was not for the translation loss, Harmony would have recorded a smaller loss of 22 SA cents (2 US cents) per share.

Cash and cash equivalents

Cash balances increased by R420 million to R1.5 billion (US$19 million to US$107 million). During the September 2015 quarter, positive cash was generated by operating activities net of investing activities of R122 million (US$10 million).

Borrowings

R300 million (US$23 million) was drawn down on the R1.3 billion (US$93.7 million) Nedbank facility during the September 2015 quarter. The drawn down amount on the US$ revolving credit facility remained unchanged at US$250 million. The increase in the balance in rand terms was due to the weakening of the rand exchange rate against the dollar.

WAGE NEGOTIATIONS

Harmony reached a three-year wage agreement with the National Union of Mineworkers, United Association of South Africa and Solidarity, effective from 1 July 2015. Increases range from 6% for miners, artisans and officials to 10.4% for category 4 employees. The average wage increase on the total South African wage bill for FY16 is approximately 6.5%.

We believe that we have achieved what we set out to do – reaching an agreement which ensures that we remain sustainable as a company and at the same time limiting job losses.

GOLPU

Sustaining and growing quality, profitable assets is key to our long-term strategy. In contrast to South Africa where our mines are all mature operations, we are in the process of developing a greenfields project in Papua New Guinea (Golpu). The feasibility study on stage 1 and the prefeasibility on stage 2 are due to be completed in December 2015. This, together with the completion of a pre-development agreement with the Papua New Guinean government, will add more certainty to the development of a mine at Golpu.

EXPLORATION

Our exploration programme has enjoyed, and continues to enjoy, considerable success in locating copper-gold mineralisation. A demonstration of this is that between the years 2005 and 2014, the Golpu resource grew from 100 million tonnes to 1 billion tonnes (a ten fold increase). In an environment where very little is being spent on exploration and with the scarcity of new major copper and gold discoveries, the results from the Kili Teke grassroots prospect are very encouraging. As the extent of the surface copper-gold geochemical footprint is yet to be tested, there is potential to develop this find into a major copper-gold deposit similar to Golpu, Ok Tedi or Frieda River which have resource cut-off grades of around 0.2% copper. New discoveries are one of the best avenues to create shareholder value.

Drill results received for the quarter were highly encouraging and continued to expand the mineralised zone at Kili Teke:

KTDD013: 542m @ 0.58% Cu, 0.41 g/t Au from 90m

KTDD014: 509m @ 0.38% Cu, 0.2 g/t Au from 358m including 144m @ 0.53% Cu, 0.23 g/t Au from 610m

KTDD015: 466m @ 0.34% Cu, 0.25 g/t Au from 128m including 290m @ 0.44% Cu, 0.34 g/t Au from 129m.

GLOBAL RECOGNITION FOR BEING ENVIRONMENTALLY RESPONSIBLE

Post quarter end, Harmony was advised that it is one of only eight companies globally that was awarded an A grade for its water security and water management efforts by the CDP, formerly the Carbon Disclosure Project. Information provided by 405 listed companies was independently assessed against the CDP's scoring methodology, developed in collaboration with leading peers and experts in corporate water stewardship and ranked accordingly.

We recognise that our business and business processes have, and can have, a negative effect on surrounding communities and the natural environment, and that it is our responsibility to avoid, mitigate, manage and limit these impacts. It is very rewarding to be acknowledged for our efforts to secure and manage water.

INTEGRATED ANNUAL REPORT AND FORM 20F

Harmony posted its suite of reports for the financial year ended 30 June 2015 (FY15) on 23 October 2015. Our reports tell the story of Harmony. We aim to show readers what Harmony has done and achieved, what we plan to do and achieve in the future and how we intend to get there. The report reflects on our journey in FY15 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these.

Harmony's Report to Shareholders, which includes the company's notice of its annual general meeting and summarised consolidated annual financial statements, is available at http://www.harmony.co.za/investors/reporting/annual-reports.

The annual general meeting of the company will be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa, on Monday, 23 November 2015, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.

HARMONY'S FUTURE

Unlocking the value in each of our assets – which is crucial to our strategy – involves positioning each operation to be profitable by driving production and limiting cost increases to create free cash flow. We believe our plans are realistic and achievable and we are on track to achieve our annual guidance.

We are one of the few companies that continue to spend on exploration and to find excellent deposits. Our company has an exciting future and is worth investing in.

Harmony is led by a competent and well-experienced executive team, supported by first-rate operational teams. The process to find a suitable candidate to fill my position as chief executive officer is ongoing.

Graham Briggs
Chief Executive Officer

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) (US$/IMPERIAL)

			South Africa															Hidden Valley	Total Harmony
			Underground production										Surface production						
		Three months ended	Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa		
Ore milled	**– t'000**	**Sep-15**	**227**	**164**	**178**	**281**	**189**	**183**	**64**	**139**	**112**	**1 537**	**1 644**	**676**	**360**	**2 680**	**4 217**	**316**	**4 533**
		Jun-15	235	149	153	253	153	188	59	139	96	1 425	1 581	648	367	2 596	4 021	451	4 472
Gold produced	**– kg**	**Sep-15**	**1 020**	**665**	**982**	**1 319**	**728**	**1 006**	**939**	**540**	**477**	**7 676**	**210**	**251**	**269**	**730**	**8 406**	**346**	**8 752**
		Jun-15	915	667	730	1 121	532	945	769	533	360	6 572	207	200	259	666	7 238	739	7 977
	– oz	**Sep-15**	**32 794**	**21 380**	**31 572**	**42 407**	**23 406**	**32 344**	**30 190**	**17 361**	**15 336**	**246 790**	**6 752**	**8 070**	**8 649**	**23 471**	**270 261**	**11 124**	**281 385**
		Jun-15	29 418	21 445	23 470	36 041	17 104	30 382	24 724	17 136	11 574	211 294	6 655	6 430	8 327	21 412	232 706	23 759	256 465
Yield	**– g/tonne**	**Sep-15**	**4.49**	**4.05**	**5.52**	**4.69**	**3.85**	**5.50**	**14.67**	**3.88**	**4.26**	**4.99**	**0.13**	**0.37**	**0.75**	**0.27**	**1.99**	**1.09**	**1.93**
		Jun-15	3.89	4.48	4.77	4.43	3.48	5.03	13.03	3.83	3.75	4.61	0.13	0.31	0.71	0.26	1.80	1.64	1.78
Cash operating costs	**– R/kg**	**Sep-15**	**479 826**	**409 116**	**348 017**	**347 719**	**365 380**	**314 830**	**222 508**	**389 857**	**388 352**	**358 168**	**393 214**	**385 948**	**515 428**	**435 751**	**364 906**	**868 384**	**384 810**
		Jun-15	475 130	405 966	406 418	367 940	458 677	334 152	237 464	369 006	459 372	383 311	376 024	375 125	392 251	382 065	383 197	453 077	389 671
	– $/oz	**Sep-15**	**1 148**	**979**	**833**	**832**	**874**	**753**	**532**	**933**	**929**	**857**	**941**	**923**	**1 233**	**1 043**	**873**	**2 078**	**921**
		Jun-15	1 223	1 045	1 047	947	1 181	860	611	950	1 183	987	968	966	1 010	984	987	1 167	1 003
	– R/tonne	**Sep-15**	**2 156**	**1 659**	**1 920**	**1 632**	**1 407**	**1 731**	**3 265**	**1 515**	**1 654**	**1 789**	**50**	**143**	**385**	**119**	**727**	**951**	**743**
		Jun-15	1 850	1 817	1 939	1 630	1 595	1 680	3 095	1 415	1 723	1 768	49	116	277	98	690	742	695
Gold sold	**– kg**	**Sep-15**	**1 072**	**680**	**966**	**1 297**	**716**	**970**	**924**	**555**	**470**	**7 650**	**212**	**263**	**266**	**741**	**8 391**	**352**	**8 743**
		Jun-15	1 044	673	759	1 166	553	952	800	578	374	6 899	208	194	274	676	7 575	746	8 321
	– oz	**Sep-15**	**34 466**	**21 862**	**31 058**	**41 699**	**23 020**	**31 186**	**29 707**	**17 844**	**15 111**	**245 953**	**6 816**	**8 456**	**8 552**	**23 824**	**269 777**	**11 317**	**281 094**
		Jun-15	33 565	21 637	24 402	37 488	17 779	30 607	25 721	18 583	12 024	221 806	6 687	6 237	8 809	21 733	243 539	23 984	267 523
Revenue	**(R'000)**	**Sep-15**	**508 322**	**322 224**	**457 404**	**613 671**	**339 013**	**462 161**	**435 752**	**262 500**	**222 241**	**3 623 288**	**100 421**	**124 576**	**125 932**	**350 929**	**3 974 217**	**166 176**	**4 140 393**
		Jun-15	484 792	312 460	351 852	540 523	256 344	442 291	370 676	267 615	173 455	3 200 008	96 678	89 965	126 733	313 376	3 513 384	346 809	3 860 193
Cash operating costs	**(R'000)**	**Sep-15**	**489 423**	**272 062**	**341 753**	**458 642**	**265 997**	**316 719**	**208 935**	**210 523**	**185 244**	**2 749 298**	**82 575**	**96 873**	**138 650**	**318 098**	**3 067 396**	**300 461**	**3 367 857**
		Jun-15	434 744	270 779	296 685	412 461	244 016	315 774	182 610	196 680	165 374	2 519 123	77 837	75 025	101 593	254 455	2 773 578	334 824	3 108 402
Inventory movement	**(R'000)**	**Sep-15**	**25 452**	**5 400**	**(5 714)**	**(6 134)**	**(4 334)**	**(10 296)**	**(4 696)**	**5 656**	**(2 725)**	**2 609**	**589**	**5 155**	**(2 201)**	**3 543**	**6 152**	**65 767**	**71 919**
		Jun-15	52 944	3 851	13 463	12 268	9 071	2 758	12 702	11 327	6 981	125 365	(160)	(2 417)	5 463	2 886	128 251	(3 657)	124 594
Operating costs	**(R'000)**	**Sep-15**	**514 875**	**277 462**	**336 039**	**452 508**	**261 663**	**306 423**	**204 239**	**216 179**	**182 519**	**2 751 907**	**83 164**	**102 028**	**136 449**	**321 641**	**3 073 548**	**366 228**	**3 439 776**
		Jun-15	487 688	274 630	310 148	424 729	253 087	318 532	195 312	208 007	172 355	2 644 488	77 677	72 608	107 056	257 341	2 901 829	331 167	3 232 996
Production profit	**(R'000)**	**Sep-15**	**(6 553)**	**44 762**	**121 365**	**161 163**	**77 350**	**155 738**	**231 513**	**46 321**	**39 722**	**871 381**	**17 257**	**22 548**	**(10 517)**	**29 288**	**900 669**	**(200 052)**	**700 617**
		Jun-15	(2 896)	37 830	41 704	115 794	3 257	123 759	175 364	59 608	1 100	555 520	19 001	17 357	19 677	56 035	611 555	15 642	627 197
	($'000)	**Sep-15**	**(504)**	**3 444**	**9 337**	**12 399**	**5 951**	**11 982**	**17 811**	**3 563**	**3 056**	**67 039**	**1 328**	**1 735**	**(810)**	**2 253**	**69 292**	**(15 392)**	**53 900**
		Jun-15	(239)	3 132	3 453	9 586	270	10 246	14 518	4 934	91	45 991	1 573	1 437	1 629	4 639	50 630	1 295	51 925
Capital expenditure	**(R'000)**	**Sep-15**	**89 877**	**46 623**	**84 984**	**65 588**	**27 599**	**79 317**	**23 780**	**53 186**	**15 590**	**486 544**	**107**	**1 511**	**11 021**	**12 639**	**499 183**	**16 481**	**515 664**
		Jun-15	113 597	57 673	96 529	72 792	34 140	79 055	22 172	49 878	20 228	546 064	1 143	1 397	12 189	14 729	560 793	47 469	608 262
	($'000)	**Sep-15**	**6 914**	**3 587**	**6 538**	**5 046**	**2 123**	**6 102**	**1 829**	**4 092**	**1 199**	**37 430**	**8**	**116**	**848**	**972**	**38 402**	**1 268**	**39 670**
		Jun-15	9 405	4 775	7 992	6 026	2 826	6 545	1 836	4 129	1 675	45 209	95	116	1 009	1 220	46 429	3 930	50 359
Cash Operating Cost and Capital	**– R/kg**	**Sep-15**	**567 941**	**479 226**	**434 559**	**397 445**	**403 291**	**393 674**	**247 833**	**488 350**	**421 036**	**421 553**	**393 724**	**391 968**	**556 398**	**453 064**	**424 290**	**916 017**	**443 730**
		Jun-15	599 280	492 432	538 649	432 875	522 850	417 808	266 296	462 585	515 561	466 401	381 546	382 110	439 313	404 180	460 676	517 311	465 923
	– $/oz	**Sep-15**	**1 359**	**1 147**	**1 040**	**951**	**965**	**942**	**593**	**1 169**	**1 007**	**1 009**	**942**	**938**	**1 331**	**1 084**	**1 015**	**2 192**	**1 062**
		Jun-15	1 543	1 268	1 387	1 115	1 346	1 076	686	1 191	1 328	1 201	983	984	1 131	1 041	1 186	1 332	1 200
All-in sustaining costs	**– R/kg**	**Sep-15**	**581 984**	**490 361**	**450 652**	**413 998**	**428 847**	**412 106**	**250 346**	**451 236**	**443 126**	**434 829**	**393 684**	**404 837**	**574 506**	**462 553**	**436 751**	**1 163 868**	**466 061**
		Jun-15	593 635	516 120	550 617	441 458	543 746	435 177	278 032	413 206	538 079	475 031	379 144	408 253	451 333	416 758	469 467	573 007	478 746
	– $/oz	**Sep-15**	**1 393**	**1 173**	**1 078**	**991**	**1 026**	**986**	**599**	**1 080**	**1 060**	**1 040**	**942**	**969**	**1 375**	**1 107**	**1 045**	**2 836**	**1 115**
		Jun-15	1 529	1 329	1 418	1 137	1 400	1 121	716	1 064	1 386	1 223	976	1 051	1 162	1 073	1 209	1 467	1 233

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Note	Quarter ended 30 September 2015 (Unaudited)	Quarter ended 30 June 2015 (Unaudited)	Quarter ended 30 September 2014 (Unaudited)	Year ended 30 June 2015 (Audited)
Revenue		**4 140**	3 860	4 431	15 435
Cost of sales	2	**(4 088)**	(7 316)	(4 319)	(19 053)
Production costs		**(3 439)**	(3 233)	(3 518)	(12 632)
Amortisation and depreciation		**(555)**	(624)	(650)	(2 472)
Impairment of assets		**–**	(3 471)	–	(3 471)
Other items		**(94)**	12	(151)	(478)
Gross profit/(loss)		**52**	(3 456)	112	(3 618)
Corporate, administration and other expenditure		**(89)**	(95)	(111)	(378)
Social investment expenditure		**(11)**	(12)	(24)	(71)
Exploration expenditure		**(43)**	(44)	(85)	(263)
Profit on sale of property, plant and equipment		**2**	6	–	6
Loss on scrapping of property, plant and equipment		**–**	(61)	–	(491)
Other expenses (net)	5	**(443)**	(12)	(187)	(378)
Operating loss		**(532)**	(3 674)	(295)	(5 193)
Loss from associates		**–**	(25)	–	(25)
Profit on disposal of investments		**–**	4	–	4
Net gain/(loss) on financial instruments		**(8)**	(15)	7	9
Investment income		**57**	57	51	229
Finance cost		**(71)**	(61)	(65)	(264)
Loss before taxation		**(554)**	(3 714)	(302)	(5 240)
Taxation	3	**33**	562	36	704
Normal taxation		**(1)**	4	1	5
Deferred taxation		**34**	558	35	699
Net loss for the period		**(521)**	(3 152)	(266)	(4 536)
Attributable to:					
Owners of the parent		**(521)**	(3 152)	(266)	(4 536)
Loss per ordinary share (cents)	4				
Basic loss		**(120)**	(725)	(61)	(1 044)
Diluted loss		**(120)**	(725)	(61)	(1 044)

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the three months ended 30 September 2015 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financials have not been audited or independently reviewed.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Quarter ended 30 September 2015 (Unaudited)	Quarter ended 30 June 2015 (Unaudited)	Quarter ended 30 September 2014 (Unaudited)	Year ended 30 June 2015 (Audited)
Net loss for the period	**(521)**	(3 152)	(266)	(4 536)
Other comprehensive income/(loss) for the period, net of income tax	**216**	(79)	179	59
Items that may be reclassified subsequently to profit or loss:	**216**	(84)	179	54
Foreign exchange translation	**216**	(84)	179	54
Items that will not be reclassified to profit or loss:	**–**	5	–	5
Remeasurement of retirement benefit obligation				
Actuarial gain recognised during the year	**–**	8	–	8
Deferred taxation thereon	**–**	(3)	–	(3)
Total comprehensive loss for the period	**(305)**	(3 231)	(87)	(4 477)
Attributable to:				
Owners of the parent	**(305)**	(3 231)	(87)	(4 477)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

for the three months ended 30 September 2015 (Unaudited)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance – 30 June 2015	**28 324**	**3 787**	**(5 358)**	**26 753**
Share-based payments	**–**	**42**	**–**	**42**
Net loss for the period	**–**	**–**	**(521)**	**(521)**
Other comprehensive income for the period	**–**	**216**	**–**	**216**
Balance – 30 September 2015	**28 324**	**4 045**	**(5 879)**	**26 490**
Balance – 30 June 2014	28 325	3 539	(822)	31 042
Share-based payments	–	69	–	69
Net loss for the period	–	–	(266)	(266)
Other comprehensive income for the period	–	179	–	179
Balance – 30 September 2014	28 325	3 787	(1 088)	31 024

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 30 September 2015 (Unaudited)	At 30 June 2015 (Audited)	At 30 September 2014 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment		**29 808**	29 548	33 232
Intangible assets		**882**	885	885
Restricted cash		**52**	48	38
Restricted investments		**2 408**	2 384	2 329
Deferred tax assets	3	**–**	–	76
Investments in financial assets		**5**	5	4
Inventories		**36**	36	50
Trade and other receivables		**80**	80	–
Total non-current assets		**33 271**	32 986	36 614
Current assets				
Inventories		**1 263**	1 292	1 390
Trade and other receivables		**754**	746	693
Income and mining taxes		**28**	30	94
Restricted cash		**16**	16	15
Cash and cash equivalents		**1 487**	1 067	2 281
Total current assets		**3 548**	3 151	4 473
Total assets		**36 819**	36 137	41 087
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		**28 324**	28 324	28 325
Other reserves		**4 045**	3 787	3 787
Accumulated loss		**(5 879)**	(5 358)	(1 088)
Total equity		**26 490**	26 753	31 024
Non-current liabilities				
Deferred tax liabilities	3	**1 871**	1 906	2 640
Provision for environmental rehabilitation		**2 292**	2 218	2 148
Retirement benefit obligation	2	**167**	163	251
Other non-current liabilities		**39**	37	40
Borrowings	5	**4 129**	3 399	–
Total non-current liabilities		**8 498**	7 723	5 079
Current liabilities				
Borrowings	5	**–**	–	3 052
Income and mining taxes		**1**	1	9
Trade and other payables		**1 830**	1 660	1 923
Total current liabilities		**1 831**	1 661	4 984
Total equity and liabilities		**36 819**	36 137	41 087

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Note	Quarter ended 30 September 2015 (Unaudited)	Quarter ended 30 June 2015 (Unaudited)	Quarter ended 30 September 2014 (Unaudited)	Year ended 30 June 2015 (Audited)
Cash flow from operating activities					
Cash generated by operations		**696**	568	1 071	1 928
Interest and dividends received		**23**	25	25	101
Interest paid		**–**	(48)	(23)	(108)
Income and mining taxes (paid)/refunded		**–**	(5)	25	85
Cash generated by operating activities		**719**	540	1 098	2 006
Cash flow from investing activities					
(Increase)/decrease in restricted cash		**(3)**	(4)	4	8
Decrease in restricted investments		**1**	11	1	31
Loan to associate		**–**	–	–	(120)
Net additions to property, plant and equipment	7	**(595)**	(718)	(651)	(2 827)
Cash utilised by investing activities		**(597)**	(711)	(646)	(2 908)
Cash flow from financing activities					
Borrowings raised		**300**	541	–	941
Borrowings repaid		**–**	(11)	–	(793)
Cash generated by financing activities		**300**	530	–	148
Foreign currency translation adjustments		**(2)**	7	–	(8)
Net increase/(decrease) in cash and cash equivalents		**420**	366	452	(762)
Cash and cash equivalents – beginning of period		**1 067**	701	1 829	1 829
Cash and cash equivalents – end of period		**1 487**	1 067	2 281	1 067

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended 30 September 2015 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the three months ended 30 September 2015 have been prepared in accordance with IAS 34, *Interim Financial Reporting*, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Year ended
Figures in million	**30 September 2015 (Unaudited)**	30 June 2015 (Unaudited)	30 September 2014 (Unaudited)	30 June 2015 (Audited)
Production costs – excluding royalty	**3 414**	3 217	3 486	12 537
Royalty expense	**25**	16	32	95
Amortisation and depreciation	**555**	624	650	2 472
Impairment of assets[1]	**–**	3 471	–	3 471
Rehabilitation expenditure/(credit)[2]	**13**	(41)	14	(6)
Care and maintenance cost of restructured shafts[3]	**22**	49	17	106
Employment termination and restructuring costs	**15**	24	48	251
Share-based payments	**45**	36	73	208
Other[4]	**(1)**	(80)	(1)	(81)
Total cost of sales	**4 088**	7 316	4 319	19 053

[1] *The impairment in the June 2015 quarter consists of an impairment of R2.11 billion on Hidden Valley, R1.04 billion on Doornkop, R278 million on Phakisa and R43 million on Freddies 9.*

[2] *Included in the total for the June 2015 quarter is a credit of R61 million relating to the change in estimate following the annual reassessment.*

[3] *Included in the September 2015 quarter is a credit of R15 million relating to an insurance claim approved on the Brand 1A vent shaft explosion. Included in the total for the June 2015 quarter is R20 million reparation costs relating to the Brand 1A vent shaft explosion.*

[4] *Included in the total for the June 2015 quarter is a credit of R87 million relating to the reduction in employees qualifying for post-retirement benefits.*

3. Taxation

The deferred tax credit for the June 2015 quarter includes a credit of R558 million following the net decrease in the deferred tax rates year on year for the South African companies and impairments recognised on property, plant and equipment. Included in the total is also a debit of R64 million relating to the derecognition of the Australian deferred tax asset.

4. Earnings/(loss) per share

	Quarter ended			Year ended
	30 September 2015 (Unaudited)	30 June 2015 (Unaudited)	30 September 2014 (Unaudited)	30 June 2015 (Audited)
Weighted average number of shares (million)	**435.1**	435.0	434.1	434.4
Weighted average number of diluted shares (million)	**435.7**	438.2	435.4	438.1
Total earnings/(loss) per share (cents):				
Basic loss	**(120)**	(725)	(61)	(1 044)
Diluted loss	**(120)**	(725)	(61)	(1 044)
Headline earnings/(loss)	**(120)**	44	(61)	(189)
Diluted headline earnings/(loss)	**(120)**	44	(61)	(189)
Figures in million				
Reconciliation of headline earnings/(loss):				
Net loss	**(521)**	(3 152)	(266)	(4 536)
Adjusted for:				
Profit on disposal of investments[1]	**–**	(4)	–	(4)
Impairment of assets	**–**	3 471	–	3 471
Taxation effect on impairment of assets	**–**	(169)	–	(169)
Profit on sale of property, plant and equipment	**(2)**	(6)	–	(6)
Taxation effect of (loss)/profit on sale of property, plant and equipment	**–**	(1)	–	(1)
Loss on scrapping of property, plant and equipment	**–**	61	–	491
Taxation effect on loss of scrapping of property, plant and equipment	**–**	(9)	–	(67)
Headline earnings/(loss)	**(523)**	**191**	**(266)**	(821)

[1] *There is no taxation effect on this item.*

5. Borrowings

During the September 2015 quarter, R300 million was drawn down on the R1.3 billion Nedbank revolving credit facility. During the June 2015 quarter, US$45 million (R541 million) was drawn down on the US$ revolving credit facility. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R426 million being recorded in the September 2015 quarter (June 2015 quarter: R4 million), increasing the Borrowings balance and Other expenses (net) total.

Figures in million	US$ facility US dollar	Rand facility SA rand
Borrowings summary		
Facility	250	1 300
Drawn down	250	700
Undrawn committed borrowing facilities	–	600
Maturity	February 2018	December 2016
Interest rate	LIBOR + 3%	JIBAR + 3.5%

6. Financial risk management activities

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

The following table presents the group's assets and liabilities that are measured at fair value by level:

Figures in million	At 30 September 2015 (Unaudited)	At 30 June 2015 (Audited)	At 30 September 2014 (Unaudited)
Available-for-sale financial assets[1]			
Level 1	**–**	–	–
Level 2	**–**	–	–
Level 3	**5**	5	4
Fair value through profit or loss[2]			
Level 1	**–**	–	–
Level 2	**532**	538	632
Level 3	**–**	–	–

[1] *Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.*

[2] *The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds (included in restricted investments).*

7. Net additions to property, plant and equipment

	Quarter ended			Year ended
Figures in million	30 September 2015 (Unaudited)	30 June 2015 (Unaudited)	30 September 2014 (Unaudited)	30 June 2015 (Audited)
Capital expenditure – operations	**516**	608	598	2 470
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	**61**	65	14	119
Additions resulting from stripping activities at Hidden Valley	**19**	53	34	236
Other	**(1)**	(8)	5	2
Net additions	**595**	718	651	2 827

8. Commitments and contingencies

Figures in million	At 30 September 2015 (Unaudited)	At 30 June 2015 (Audited)	At 30 September 2014 (Unaudited)
Capital expenditure commitments:			
Contracts for capital expenditure	**126**	158	206
Authorised by the directors but not contracted for	**1 980**	257	2 359
	2 106	415	2 565

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2015. There were no significant changes in contingencies since 30 June 2015.

9. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

On 27 September 2015, 2 259 performance shares (ordinary shares) vested in the name of the chief executive officer, Graham Briggs.

Harmony has signed a R150 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust, a member of the African Rainbow Minerals (ARM) group. The guarantee is for additional security for the ARM BEE Trust loan due to Nedbank Limited. The fair value of the guarantee was R15 million at 30 September 2015, and has been recorded in Other expenses (net) and Trade and other payables.

10. Subsequent events

There were no subsequent events to be disclosed.

11. Segment report

The segment report follows on page 15.

12. Reconciliation of segment information to condensed consolidated income statements and balance sheets

Figures in million	Three months ended 30 September 2015 (Unaudited)	Three months ended 30 September 2014 (Unaudited)
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	**4 140**	4 431
Total segment production costs	**(3 439)**	(3 518)
Production profit per segment report	**701**	913
Depreciation	**(555)**	(650)
Other cost of sales items	**(94)**	(151)
Gross profit as per income statements[1]	**52**	112

[1] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

Figures in million	At 30 September 2015 (Unaudited)	At 30 September 2014 (Unaudited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**752**	779
Undeveloped property	**5 139**	5 139
Other non-mining assets	**192**	143
Wafi-Golpu assets	**1 621**	1 140
	7 704	7 201

SEGMENT REPORT (RAND/METRIC)

for the three months ended 30 September 2015 (Unaudited)

	Revenue 30 September		Production cost 30 September		Production profit/(loss) 30 September		Mining assets 30 September		Capital expenditure# 30 September		Kilograms produced 30 September		Tonnes milled 30 September	
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Kusasalethu	**508**	636	**515**	582	**(7)**	54	**3 648**	3 666	**90**	124	**1 020**	1 334	**227**	290
Doornkop	**322**	309	**277**	309	**45**	–	**2 236**	3 343	**47**	55	**665**	619	**164**	136
Phakisa	**457**	385	**336**	298	**121**	87	**4 290**	4 611	**85**	85	**982**	855	**178**	158
Tshepong	**614**	486	**452**	407	**162**	79	**4 051**	3 959	**65**	83	**1 319**	1 078	**281**	259
Masimong	**339**	315	**262**	258	**77**	57	**841**	1 068	**28**	41	**728**	698	**189**	185
Target 1	**462**	484	**306**	312	**156**	172	**2 818**	2 785	**79**	74	**1 006**	1 042	**183**	183
Bambanani	**436**	328	**204**	174	**232**	154	**814**	834	**24**	25	**939**	727	**64**	59
Joel	**263**	279	**216**	223	**47**	56	**624**	468	**53**	31	**540**	533	**139**	146
Unisel	**222**	215	**183**	177	**39**	38	**580**	635	**16**	29	**477**	477	**112**	114
Target 3[(a)]	**–**	205	**–**	162	**–**	43	**531**	551	**–**	20	**–**	442	**–**	81
Surface														
All other surface operations	**351**	381	**322**	310	**29**	71	**484**	475	**12**	8	**730**	781	**2 680**	2 638
Total South Africa	**3 974**	4 023	**3 073**	3 212	**901**	811	**20 917**	22 395	**499**	575	**8 406**	8 586	**4 217**	4 249
International														
Hidden Valley	**166**	408	**366**	306	**(200)**	102	**1 187**	3 636	**17**	21	**346**	849	**316**	521
Total international	**166**	408	**366**	306	**(200)**	102	**1 187**	3 636	**17**	21	**346**	849	**316**	521
Total operations	**4 140**	4 431	**3 439**	3 518	**701**	913	**22 104**	26 031	**516**	596	**8 752**	9 435	**4 533**	4 770
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 12)	**–**	–	**–**	–			**7 704**	7 201						
	4 140	4 431	**3 439**	3 518			**29 808**	33 232						

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R61 million (2014: R15 million).

(a) *Target 3 was placed on care and maintenance in October 2014.*

HARMONY™

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228





US$ RESULTS
FOR THE FIRST QUARTER ENDED
30 SEPTEMBER 2015





Q1 FY16



CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

	Quarter ended			Year ended
Figures in million	**30 September 2015 (Unaudited)**	30 June 2015 (Unaudited)	30 September 2014 (Unaudited)	30 June 2015 (Audited)
Revenue	**319**	320	412	1 348
Cost of sales	**(315)**	(606)	(401)	(1 645)
Production costs	**(265)**	(268)	(327)	(1 103)
Amortisation and depreciation	**(43)**	(52)	(60)	(216)
Impairment of assets	**–**	(287)	–	(285)
Other items	**(7)**	1	(14)	(41)
Gross profit/(loss)	**4**	(286)	11	(297)
Corporate, administration and other expenditure	**(7)**	(8)	(10)	(33)
Social investment expenditure	**(1)**	(1)	(2)	(6)
Exploration expenditure	**(3)**	(4)	(8)	(23)
Profit on sale of property, plant and equipment	**–**	–	–	1
Loss on scrapping of property, plant and equipment	**–**	(5)	–	(42)
Other expenses (net)	**(34)**	(1)	(18)	(33)
Operating loss	**(41)**	(305)	(27)	(433)
Loss from associates	**–**	(2)	–	(2)
Net gain/(loss) on financial instruments	**(1)**	(1)	1	1
Investment income	**4**	5	4	20
Finance cost	**(5)**	(5)	(6)	(22)
Loss before taxation	**(43)**	(308)	(28)	(436)
Taxation	**3**	47	3	62
Normal taxation	**–**	–	–	–
Deferred taxation	**3**	47	3	62
Net loss for the period	**(40)**	(261)	(25)	(374)
Attributable to:				
Owners of the parent	**(40)**	(261)	(25)	(374)
Loss per ordinary share (cents)				
Basic loss	**(9)**	(60)	(6)	(86)
Diluted loss	**(9)**	(60)	(6)	(86)

The currency conversion average rates for the quarter ended: September 2015: US$1 = R13.00 (June 2015: US$1 = R12.08, September 2014: US$1 = R10.77). For year ended: June 2015: US$1 = R11.45.

The income statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

Note on convenience translations

Except where specific statements have been extracted from 2015 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 17 to 21.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended 30 September 2015 (Unaudited)	Quarter ended 30 June 2015 (Unaudited)	Quarter ended 30 September 2014 (Unaudited)	Year ended 30 June 2015 (Audited)
Net loss for the period	**(40)**	(261)	(25)	(374)
Other comprehensive income/(loss) for the period, net of income tax	**17**	(7)	17	(367)
Items that may be reclassified subsequently to profit or loss:	**17**	(7)	17	(368)
Foreign exchange translation	**17**	(7)	17	(368)
Items that will not be reclassified to profit or loss:	**–**	–	–	1
Remeasurement of retirement benefit obligation				
Actuarial gain recognised during the year	**–**	–	–	1
Deferred taxation thereon	**–**	–	–	–
Total comprehensive loss for the period	**(23)**	(268)	(8)	(741)
Attributable to:				
Owners of the parent	**(23)**	(268)	(8)	(741)

The currency conversion average rates for the quarter ended: September 2015: US$1 = R13.00 (June 2015: US$1 = R12.08, September 2014: US$1 = R10.77). For year ended: June 2015: US$1 = R11.45.

The statement of comprehensive income for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the three months ended 30 September 2015 (Convenience translation) (Unaudited)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance – 30 June 2015	**2 043**	**273**	**(385)**	**1 931**
Share-based payments	**–**	**2**	**–**	**2**
Net loss for the period	**–**	**–**	**(38)**	**(38)**
Other comprehensive income for the period	**–**	**16**	**–**	**16**
Balance – 30 September 2015	**2 043**	**291**	**(423)**	**1 911**
Balance – 30 June 2014	2 503	313	(73)	2 743
Share-based payments	–	6	–	6
Net loss for the period	–	–	(23)	(23)
Other comprehensive income for the period	–	16	–	16
Balance – 30 September 2014	2 503	335	(96)	2 742

The currency conversion closing rates for the three months ended 30 September 2015: US$1 = R13.87 (September 2014: US$1 = R11.32).

The statement of changes in equity for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 30 September 2015 (Unaudited)	At 30 June 2015 (Unaudited)	At 30 September 2014 (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	**2 150**	2 430	2 937
Intangible assets	**64**	73	78
Restricted cash	**4**	4	3
Restricted investments	**174**	196	206
Deferred tax assets	**–**	–	7
Inventories	**3**	3	4
Trade and other receivables	**6**	7	–
Total non-current assets	**2 401**	2 713	3 235
Current assets			
Inventories	**91**	106	123
Trade and other receivables	**54**	62	61
Income and mining taxes	**2**	2	8
Restricted cash	**1**	1	1
Cash and cash equivalents	**107**	88	202
Total current assets	**255**	259	395
Total assets	**2 656**	2 972	3 630
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	**2 043**	2 329	2 503
Other reserves	**291**	311	335
Accumulated loss	**(423)**	(440)	(96)
Total equity	**1 911**	2 200	2 742
Non-current liabilities			
Deferred tax liabilities	**135**	157	233
Provision for environmental rehabilitation	**165**	182	190
Retirement benefit obligation	**12**	13	22
Other non-current liabilities	**3**	3	4
Borrowings	**298**	280	–
Total non-current liabilities	**613**	635	449
Current liabilities			
Borrowings	**–**	–	270
Income and mining taxes	**–**	–	1
Trade and other payables	**132**	137	168
Total current liabilities	**132**	137	439
Total equity and liabilities	**2 656**	2 972	3 630

The balance sheet for September 2015 converted at a conversion rate of US$1 = R13.87 (June 2015: US$1 = R12.16, September 2014: US$1 = R11.32).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended 30 September 2015 (Unaudited)	Quarter ended 30 June 2015 (Unaudited)	Quarter ended 30 September 2014 (Unaudited)	Year ended 30 June 2015 (Audited)
Cash flow from operating activities				
Cash generated by operations	**54**	47	99	168
Interest and dividends received	**2**	2	2	9
Interest paid	**–**	(4)	(2)	(9)
Income and mining taxes refunded	**–**	–	2	8
Cash generated by operating activities	**56**	45	101	176
Cash flow from investing activities				
Decrease in restricted cash	**–**	–	–	1
Decrease in restricted investments	**–**	1	–	2
Loan to associate	**–**	–	–	(10)
Net additions to property, plant and equipment	**(46)**	(59)	(60)	(246)
Cash utilised by investing activities	**(46)**	(58)	(60)	(253)
Cash flow from financing activities				
Borrowings raised	**23**	45	–	80
Borrowings repaid	**–**	(1)	–	(65)
Cash generated by financing activities	**23**	44	–	15
Foreign currency translation adjustments	**(14)**	(1)	(11)	(22)
Net increase/(decrease) in cash and cash equivalents	**19**	30	30	(84)
Cash and cash equivalents – beginning of period	**88**	58	172	172
Cash and cash equivalents – end of period	**107**	88	202	88

The currency conversion average rates for the quarter ended: September 2015: US$1 = R13.00 (June 2015: US$1 = R12.08, September 2014: US$1 = R10.77). For year ended: June 2015: US$1 = R11.45.

Closing balance translated at closing rates of: September 2015: US$1 = R13.87 (June 2015: US$1 = R12.16, September 2014: US$1 = R11.32).

The cash flow statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

for the three months ended 30 September 2015 (Unaudited)

	Revenue 30 September		Production cost 30 September		Production profit/(loss) 30 September		Mining assets 30 September		Capital expenditure# 30 September		Ounces produced 30 September		Tons milled 30 September	
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Kusasalethu	**39**	59	**40**	54	**(1)**	5	**263**	324	**7**	11	**32 794**	42 889	**250**	320
Doornkop	**25**	29	**21**	29	**4**	–	**161**	295	**4**	5	**21 380**	19 901	**181**	149
Phakisa	**35**	36	**26**	28	**9**	8	**309**	408	**7**	8	**31 572**	27 489	**196**	174
Tshepong	**47**	45	**35**	38	**12**	7	**292**	350	**5**	7	**42 407**	34 658	**310**	286
Masimong	**26**	29	**20**	24	**6**	5	**61**	94	**2**	4	**23 406**	22 441	**208**	204
Target 1	**36**	45	**24**	29	**12**	16	**203**	246	**6**	7	**32 344**	33 501	**202**	203
Bambanani	**34**	30	**16**	16	**18**	14	**59**	74	**2**	2	**30 190**	23 374	**71**	65
Joel	**20**	26	**17**	21	**3**	5	**45**	41	**4**	3	**17 361**	17 136	**153**	161
Unisel	**17**	20	**14**	16	**3**	4	**42**	56	**1**	3	**15 336**	15 336	**124**	126
Target 3[(a)]	**–**	19	**–**	15	**–**	4	**38**	49	**–**	2	**–**	14 211	**–**	88
Surface														
All other surface operations	**27**	36	**24**	29	**3**	7	**35**	42	**1**	1	**23 471**	25 109	**2 955**	2 909
Total South Africa	**306**	374	**237**	299	**69**	75	**1 508**	1 979	**39**	53	**270 261**	276 045	**4 650**	4 685
International														
Hidden Valley	**13**	38	**28**	28	**(15)**	10	**86**	321	**1**	2	**11 124**	27 296	**348**	575
Total international	**13**	38	**28**	28	**(15)**	10	**86**	321	**1**	2	**11 124**	27 296	**348**	575
Total operations	**319**	412	**265**	327	**54**	85	**1 594**	2 300	**40**	55	**281 385**	303 341	**4 998**	5 260

 # Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$5 million (2014: US$1 million).

(a) Target 3 was placed on care and maintenance in October 2014.

DEVELOPMENT RESULTS (METRIC)

Quarter ending September 2015

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	196	160	9.44	120.23	1 135
B Reef	249	224	167.19	13.70	2 290
All Reefs	445	384	101.46	17.83	1 809
Phakisa					
Basal	515	516	56.72	24.52	1 391
All Reefs	515	516	56.72	24.52	1 391
Doornkop					
South Reef	551	588	64.00	12.79	817
All Reefs	551	588	64.00	12.76	817
Kusasalethu					
VCR Reef	465	374	89.00	10.91	971
All Reefs	465	374	89.00	10.91	971
Target 1					
Elsburg	44	44	291.00	7.33	2 134
All Reefs	44	44	291.00	7.33	2 134
Masimong 5					
Basal	196	162	69.22	18.93	1 311
B Reef	165	171	45.75	13.33	610
All Reefs	360	333	57.17	16.63	951
Unisel					
Basal	261	174	171.26	6.80	1 164
Leader	306	346	198.98	7.50	1 493
All Reefs	568	520	189.70	7.29	1 383
Joel					
Beatrix	402	439	124.00	8.61	1 067
All Reefs	402	439	124.00	8.61	1 067
Total Harmony					
Basal	1 168	1 012	70.94	18.30	1 298
Beatrix	402	439	124.00	8.61	1 067
Leader	306	346	198.98	7.50	1 493
B Reef	414	395	114.62	13.63	1 563
Elsburg	44	44	291.00	7.33	2 134
South Reef	551	588	64.00	12.76	817
VCR	465	374	89.00	10.91	971
All Reefs	3 350	3 198	101.34	11.89	1 205

DEVELOPMENT RESULTS (IMPERIAL)

Quarter ending September 2015

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	644	525	4.00	3.26	13
B Reef	818	735	66.00	0.40	26
All Reefs	1 461	1 260	40.00	0.52	21
Phakisa					
Basal	1 690	1 693	22.00	0.73	16
All Reefs	1 690	1 693	22.00	0.73	16
Doornkop					
South Reef	1 808	1 929	25.00	0.38	9
All Reefs	1 808	1 929	25.00	0.38	9
Kusasalethu					
VCR Reef	1 525	1 227	35.00	0.32	11
All Reefs	1 525	1 227	35.00	0.32	11
Target 1					
Elsburg	144	144	115.00	0.21	25
All Reefs	144	144	115.00	0.21	25
Masimong 5					
Basal	642	531	27.00	0.56	15
B Reef	540	561	18.00	0.39	7
All Reefs	1 182	1 093	23.00	0.47	11
Unisel					
Basal	857	571	67.00	0.20	13
Leader	1 005	1 135	78.00	0.22	17
All Reefs	1 862	1 706	75.00	0.21	16
Joel					
Beatrix	1 317	1 440	49.00	0.25	12
All Reefs	1 317	1 440	49.00	0.25	12
Total Harmony					
Basal	3 833	3 320	28.00	0.53	15
Beatrix	1 317	1 440	49.00	0.25	12
Leader	1 005	1 135	78.00	0.22	17
B Reef	1 358	1 296	45.00	0.40	18
Elsburg	144	144	115.00	0.21	25
South Reef	1 808	1 929	25.00	0.38	9
VCR	1 525	1 227	35.00	0.32	11
All Reefs	10 990	10 492	40.00	0.35	14

HARMONY™

www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 05, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director